SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 12, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F-☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

May 12, 2010

Ivanhoe Mines nominates Mongolian diplomat to lead Board of company building the Oyu Tolgoi mine

ULAANBAATAR, MONGOLIA – Peter Meredith, Deputy Chairman of Ivanhoe Mines, announced today that Mongolian diplomat Galsan Batsukh has been nominated to become Chairman of the Board of Directors of Oyu Tolgoi LLC, which is building, and will operate, the Oyu Tolgoi copper-gold project in southern Mongolia.

“Mr. Batsukh has been closely associated with the Oyu Tolgoi story virtually since it began with Ivanhoe’s exploration drilling in 2001, when he was appointed Mongolia’s first ambassador to Canada. Now we are proud to nominate him for this key role with the team that is building the mining complex, which is the largest industrial development in Mongolia’s history,” Mr. Meredith said.

“Mr. Batsukh’s experience in international affairs and consensus building, and his understanding of the expectations that the Mongolian people have in supporting the development of their resources, will be an invaluable asset to the company and the process.”

Oyu Tolgoi, which will become one of the world’s largest porphyry copper-gold mines, is scheduled to be in commercial production in 2013 following the completion of a comprehensive, long-term Investment Agreement last October between Ivanhoe Mines, its strategic partner Rio Tinto and the Government of Mongolia. Ivanhoe Mines owns 66% of Oyu Tolgoi LLC and the Mongolian government has acquired a 34% ownership stake. Oyu Tolgoi LLC owns the mining licences for the Oyu Tolgoi deposits that have been discovered by Ivanhoe Mines during the past nine years.

Under provisions of the Oyu Tolgoi Shareholders’ Agreement, Ivanhoe Mines appoints six of the nine members of the Oyu Tolgoi LLC Board of Directors and also nominates the Chairman. The Mongolian Government appoints three Directors. Mr. Batsukh’s nomination as Chairman will be confirmed at the first meeting of Oyu Tolgoi LLC’s new Board being planned for June.

The Ivanhoe Mines appointees for Oyu Tolgoi LLC directorships are:

•	Galsan Batsukh. Ambassador Batsukh presently is Ambassador at Large for Mongolia’s Ministry of Foreign Affairs and Trade. He was formerly Mongolia’s ambassador to Canada between 2001 and 2005, with additional accreditations to Peru, Brazil and Paraguay, and ambassador to China between 2005 and 2009, with additional accreditations to Australia, New Zealand and Pakistan. A career diplomat since 1992, Mr. Batsukh holds a doctoral degree in international relations and previously was an executive with Mongolia’s National Tourism Administration for eight years, including two years served as Chairman.

•	Peter Meredith. Mr. Meredith has been Deputy Chairman of Ivanhoe Mines since 2006. He oversees Ivanhoe Mines’ business development and corporate relations, was formerly Chief Financial Officer and has been with the company since it began trading on the Toronto Stock Exchange in 1996. He was Ivanhoe Mines’ chief negotiator for the Oyu Tolgoi Investment Agreement that took full legal effect in March. Mr. Meredith also is Chairman of Ivanhoe subsidiary SouthGobi Resources, a Mongolian coal producer, and was formerly a Chartered Accountant with Deloitte & Touche in Canada.

•	John Macken. Mr. Macken is Chief Executive Officer, President and a Director of Ivanhoe Mines. He joined Ivanhoe in 2003 after a 19-year career with mining giant Freeport McMoRan Copper and Gold. He was formerly Freeport’s Senior Vice-President of Strategic Planning and Development, based in New Orleans, and previously spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia, culminating in the position of Executive Vice-President and General Manager at Freeport-McMoRan’s Grasberg mining complex in Indonesia, the world’s single largest copper and gold mine.

•	Sam Riggall. Mr. Riggall joined the Ivanhoe Mines subsidiary, Ivanhoe Australia, earlier this year as Executive General Manager – Commercial. He previously was General Manager of Business Evaluation for Rio Tinto, and was Rio Tinto’s chief negotiator for the Oyu Tolgoi Investment Agreement. He has extensive mining industry experience in many parts of the world and previously worked in a variety of commodity and functional roles within Rio Tinto, including industrial minerals, base metals, exploration, investment evaluation, business development and capital market transactions.

•	William (Bill) Weld. Mr. Weld is international business adviser to the Ivanhoe group of companies and a former Governor of Massachusetts. He has been affiliated with the New York-based law firm of McDermott Will & Emery since 1997. During Mr. Weld’s two terms as Massachusetts Governor, which began in 1990, he was credited with improving the state’s business climate and leading international trade missions. Prior to his governorship, Mr. Weld headed the U.S. Justice Department’s Criminal Division as Assistant Attorney General and also was the U.S. Attorney for Massachusetts.

•	Andrew Harding. Mr. Harding is Rio Tinto’s Chief Executive, Copper, and has been a member of the Ivanhoe Mines Board of Directors since November 2009. He provides management oversight to Rio Tinto’s Copper Group, comprised of mines and projects in the U.S., Chile, Australia, Indonesia, South Africa, Peru and Mongolia. He previously was President and Chief Executive Officer of Rio Tinto’s Kennecott Utah Copper and Global Practice Leader, Mining, within Rio Tinto’s Technology & Innovation group. He held operating roles with several mining companies in Australia before joining Rio Tinto in 1992.

The Mongolian Government’s representatives on the Oyu Tolgoi LLC Board of Directors were announced by the State Property Committee, which reports to Prime Minister Sukhbaatar Batbold:

•	Natsag Bagabandi. Mr. Bagabandi’s distinguished political career culminated in his election as Mongolia’s second President, in 1997. Prior to his two successive terms as President, he was a member of the national parliament, the State Great Khural, he was elected as the country’s first parliamentary Speaker in 1992 and also served as Chairman of the governing Mongolian People’s Revolutionary Party. He was welcomed on a state visit to Canada in 2004 after the two countries established diplomatic relations. An extensively published author, he has been recognized with leadership awards by the United Nations, Russia and Hungary.

•	Puntsag Tsagaan. Mr. Tsagaan is an adviser to Mongolia’s President Tsakhia Elbegdorj on minerals, energy and infrastructure policies. He has had a distinguished career in Mongolia’s public and private sectors during the past 25 years. The lawyer and economist was Minister of Finance in 1996-98 and Minister of Education, Culture and Science in 2004-06, Deputy Labour Minister in 1992 and formerly an adviser to the national parliament’s Democratic Party caucus. In business, he served as General Director of Mongolia’s Golomt Bank and Chief Executive Officer of Deltasan, a finance company.

•	Chuluun Ganbold. Mr. Ganbold is Chairman of the board of Mongolia’s XacBank and Tenger Financial Group. He joined the XacBank board in 2003 and was elected Chairman in 2004, playing a leading role in guiding the bank’s development as a business-support institution specializing in microfinance and community development. He also is Chief Executive Officer of the EDN public relations consulting agency. He was formerly an adviser to a former Prime Minister and the Constitutional Court, President of the Mongolian Advertising Association and President of the Rotary International service club in Mongolia.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Core assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts

Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Website: www.ivanhoemines.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to Oyu Tolgoi becoming one of the world’s largest porphyry copper-gold mines and the start of commercial production in 2013, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed at www.SEDAR.com. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future, unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 12, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary